Mail Stop 3561

				August 15, 2005

By Facsimile and U.S. Mail

Mr. Phil Marshall
Chief Financial Officer
Capacitive Deionization Technology Systems, Inc.
13636 Neutron Road
Dallas, TX 75244-4410

		Re:	Capacitive Deionization Technology Systems, Inc.
			Form 10-K for the year ended December 31, 2004
			Filed April 8, 2005
			File No. 0-28291

Dear Mr. Marshall:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated July 26, 2005.
Our review resulted in the following accounting comments.

Form 10-K for Fiscal Year Ended December 31, 2004

Balance Sheet, page 24

1. We note your response to comment 10 of our letter dated July 5, 2005. Please explain to us why you have classified the advance to a consultant as a note receivable. In this regard, you indicate that the note will be offset against future work performed by the consultant, so it appears that note will never be realized. It appears the more appropriate classification of the advance would be a prepaid expense. Please revise, or advise.

Statement of Changes in Stockholders` Equity (Deficit), page 26

2. We note your response to comment 12 of our letter dated July 5, 2005. Help us understand why you recorded the impairment charge related to the note receivable to income as opposed to equity in your
2003, and 2002 financial statements. Since you originally recorded the note to equity it would appear that the subsequent accounting should follow the original recording of the transaction. See paragraph 8 of EITF Issue 02-1. Please revise, or advise.
```
	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.
`

			Sincerely,



			Michael Moran, Esq.
			Branch Chief

`
??

??

??

??

Mr. Phil Marshall
August 15, 2005
Page 2